Mail Stop 4561
via fax (847) 604-5395

April 27, 2009

Geoffrey P. Talbot
Chief Executive Officer
Statmon Technologies Corp.
3000 Lakeside Drive
Suite 300 South
Bannockburn, IL 60015

   Re: Statmon Technologies Corp
     Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
     Ended April 30, 2008 - Filed April 10, 2009
     Forms 10-Q/A for the Quarters Ended June 30, 2008 and
     September 30, 2008 - Filed April 9, 2009
     Form 10-Q for the Quarter Ended December 31, 2008
     Filed March 23, 2009
     File No. 000-09751

Dear Mr. Talbot:

   We have reviewed your response letter dated April 8, 2009 (as filed on April 9, 2009) in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 30, 2009

Form 10-KSB/A for the Fiscal Year Ended March 31, 2008, Forms 10-Q/A for the
Quarters Ended June 30, 2008 and September 30, 2008 and Form 10-Q for the Quarter
Ended December 31, 2008

Item 8A(T) and Item 4, respectively. Evaluation of Disclosure Controls and Procedures

1. We note your response to our prior comment 1 where you indicate that the
   Company's officers have concluded that your disclosure controls and procedures are
   effective to ensure that information required to be disclosed in the reports that the

Company files or submits under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure in accordance with Exchange Act Rule 13a-15(e). However, you did not include this disclosure in your Forms 10-Q/A, Form 10-KSB/A or in your most recently filed Form 10-Q for the quarter ended December 31, 2008. We remind you that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either provide the entire definition or alternatively, you may conclude that your disclosure controls and procedures were "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. Please revise your filings accordingly.

2. We further note your disclosures in the June 30, 2008 and September 30, 2008 Forms 10-Q/A where you indicate that management has concluded that the Company's disclosure controls and procedures were effective for their "intended purpose described above." It is not clear what you mean by "intended purpose described above" and which specific "above" disclosures you are referring to. Please explain and revise your disclosures accordingly to state in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

3. We note your response to our prior comment 2 where you indicate that the Company has revised your disclosures to indicate that disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. However, the revised disclosures included in the March, 30, 2008 Form 10-KSB/A, the June 30, 2008 and September 30, 2008 Forms 10-Q/A and the December 31, 2008 Form 10-Q now state that "disclosure controls and procedures are designed to provide reasonable assurance." Please revise your disclosures to indicate that your disclosure controls and procedures are designed to provide reasonable assurance <u>of achieving their objectives</u> as indicated in your response.

4. We note your response to our prior comment 4 where you indicate that management has performed its assessment of <u>internal control over financial reporting</u> as of March 31, 2008 and that you amended the Form 10-KSB to provide the appropriate language regarding your assessment and conclusions regarding the effectiveness of the Company's internal controls over financial reporting. However, the Form 10-KSB/A did not include this disclosure. Please revise to include the following disclosures pursuant to Item 308T(a) of Regulation S-B:
    *   A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company;

- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as required by paragraph (c) of Rule13a-15 or Rule15d-15; and
- Management's assessment of the effectiveness of the Company's internal control over financial reporting as of the end of the Company's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

5.   We note that in order to correct the significant deficiency identified with respect to the Company's internal controls over financial reporting, you plan on hiring additional in-house full-time accounting personnel or will consider hiring an outside consultant, as needed. We further note that during the fourth quarter of fiscal 2008 and during the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008 there were no changes in the Company's internal controls over financial reporting that have materially affected or that are reasonably likely to affect the internal controls over financial reporting. Please tell us when the Company intends to hire additional personnel or a consultant to address your significant deficiency and please revise your disclosures to include a discussion of this timeline.

6.   We note that in your amended Form 10-KSB management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated January 30, 2009, we asked you to consider whether management's failure to provide its report on internal control over financial reporting under Item 308(T) of Regulation S-B impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Your response to our prior comment 5 did not address management's consideration regarding the effectiveness of the Company's disclosure controls and procedures. Please tell us the factors you considered which support your conclusion that disclosure controls and procedures were effective and refer to the applicable Commission rules, regulations or other guidance supporting that conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that your disclosure controls and procedures were effective. Alternatively, please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures,

(i.e. that disclosure controls and procedures were not effective as of the end of the fiscal year).

Exhibit 31.1 and 31.2

7.   We note in response to our prior comment 6 that the Company amended the June 30, 2008 and September 30, 2008 Forms 10-Q and the March 31, 2008 Form 10-KSB to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. However, you failed to include this language in the December 31, 2008 Form 10-Q. Please revise the December 31, 2008 Form 10-Q accordingly.

8.   We also note that the Forms 10-Q/A and Form 10-KSB/A filed on April 9, 2009 and April 10, 2009, respectively, now include the tile of the officer in the first line of the certifications. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications. Please revise accordingly.

Other

9.   The note that the Company may provide the Staff with a draft copies of the revised pages to your Form 10-KSB and Forms 10-Q, which address the above comments, prior to amending the documents.

10.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to these comments **within 10 business days** or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief